UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: SDC Flamingo Bay MV, LLC
Legal status of issuer:
    Form: Limited Liability Company
    Jurisdiction of Incorporation/Organization: Delaware
    Date of organization: June 17, 2021
Physical address of issuer: 1346 The Alameda, Suite 7-297, San Jose, CA 95126
Website of issuer: www.sdcventuresllc.com

Is there a co-issuer? ☐ yes ☑ no.

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,214,215.21	$0.00
Cash & Cash Equivalents	$82,023.92	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	$115.21	$0.00

FORM C-AR
ANNUAL REPORT

For the fiscal year ended December 31, 2021

SDC Flamingo Bay MV, LLC



In this Annual Report on Form C-AR (including the cover page and exhibit attached hereto, the "Annual Report"), the terms "we," "us," "our," or the "Company" refer to SDC Flamingo Bay MV, LLC, a Delaware Limited Liability Company.

Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Forward Looking Statement Disclosure

This Annual Report and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Annual Report are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Annual Report and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Annual Report, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Annual Report or any documents incorporated by reference herein or therein speaks only as of the date of this Annual Report. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

RISK FACTORS

Risks Related to the Company's Business and Industry

We have no operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
We were incorporated under the laws of Delaware on June 17, 2021. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

There are no guaranteed proceeds from operation or sale of the Property.
The operating profits or sales profits to be realized upon the operation or sale of the proposed Flamingo Bay apartment complex (the "Property") will depend upon many factors, including the demand for apartments in the geographic area in which the Property is located, the availability and pricing of financing for purchasers at the time of sale, the availability and price of comparable properties and conditions in the real estate market in general. We cannot assure you that the net profits from operations or the sales price of the Property will be sufficient to pay the preferred returns or any return at all, or that there will not be a loss as a result of such transaction.

Our financial projections may not be realized.
The financial projections that were previously provided to potential investors in connection with the offering of our securities under Regulation CF (the "Offering") were prepared by SDC Ventures, LLC, a Wyoming limited liability company (the "Manager" or the "Sponsor"), or its affiliates and are based on assumptions made by the Manager or its affiliates regarding future events. Neither the Company, the Manager or its affiliates have any control over many of these assumptions or over future events or circumstances. Accordingly, these projections may not indicate the actual results which may be attained and are not a representation concerning or guarantee of our future economic performance. Accordingly, we cannot assure you that actual events will correspond with these projections. You should not rely on these projections in connection with a decision whether to purchase interests of the Company ("Interests").

Ownership of rental properties involves operational risk.
The Company is subject to all operating risks common to apartment ownership in general. Such risks include, but are not limited to, competition from other apartment communities; excessive building of comparable properties which might adversely affect apartment occupancy or rental rates; increases in operating costs due to inflation and other factors, which increases may not necessarily be offset by increased rents; inability or an unwillingness of residents to pay rent increases; liability risks relating to personal injuries that may occur on the Property; and risks of uninsured liability, loss or damage to the Property. If operating expenses increase, the local rental market may limit the extent to which rents may be increased to meet increased expenses without decreasing occupancy rates. If any of the above occurs, the Company's ability to make distributions to its members could be adversely affected.

Market fluctuations in rental rates and occupancy could adversely affect our operations.
As leases turn over, our ability and/or the ability of the Property Manager, as defined below, to re-lease the space to existing or new tenants at rates equal to or greater than those realized historically may be impacted by, among other things, the economic conditions of the market in which a property is located, the availability of competing space (including sublease space offered by tenants who have vacated space in competing buildings prior to the expiration of their lease term), and the level of improvements which may be required at the Property. We cannot be assured that the rental rates set by the Property Manager in the future will be equal to or greater than current market rental rates. If we cannot lease all or substantially all of the expiring space at our Property promptly, or if the rental rates are significantly lower than expected, then our results of operations could be negatively impacted.

Competition could limit our ability to operate our business profitably.
We may encounter substantial competition from other similar developments in Southern California, including other residential apartment properties near the Property, which may limit our ability to operate our business profitably. Some of these other properties may be more attractive than the Property in price, location, and reduce demand for the Property and result in decreased occupancy levels and rents. The Property Manager will compete for tenants with other residential properties available for lease, including the possibility of competing with other residential properties owned by an affiliate of our Manager or Sponsor. Our competitors principally include other residential apartment projects, some of whom may be able to offer their apartments at lower rental rates.

We depend on tenants, and a bankruptcy, insolvency or inability to pay rent by any of these tenants could result in a decrease in our rental income, which could have an adverse effect on us.
The inability of multiple tenants to pay rent or the bankruptcy or insolvency of such tenant(s) may adversely affect the income produced by the Property. If any of these tenants were to experience a weakening of their financial condition resulting in their failure to make timely rental payments or causing it to default under its lease, we may experience delays in enforcing our rights as landlord and may incur substantial costs in protecting our investment. Any such event could have an adverse effect on us and our results of operations.

Construction of the Property could be delayed due to labor, material and power supply interruptions.
Delays we encounter in the construction of the Property could adversely affect returns to members. We may not be able to complete the work or obtain the third party or governmental approvals necessary to realize desired returns on the Property.

Our dependence on third-party subcontractors and equipment and material providers could result in material shortages and project delays and could reduce our profits or result in project losses, which could adversely affect our business.
We rely on third-party subcontractors and equipment and material providers. For example, we procure equipment and construction materials as needed when engaged in large construction projects. To the extent that we cannot engage subcontractors or acquire equipment and materials at reasonable costs or if the amount we are required to pay for subcontractors or equipment exceeds our estimates, our ability to complete a construction project in a timely fashion or at a profit may be impaired. In addition, if a subcontractor or a manufacturer is unable to deliver its services, equipment or materials according to the negotiated terms for any reason, including the deterioration of its financial condition, we may be required to purchase the services, equipment or

materials from another source at a higher price. This may reduce the profit to be realized or result in a loss on a project for which the services, equipment or materials are needed, which may materially adversely affect us, including our results of operations and cash flow.

We depend on third party service providers, suppliers and licensors in the development of the Property.
In certain instances, we rely on single or limited service providers and outsourcing vendors, contractors or subcontractors because the relationship is advantageous due to quality, price, or lack of alternative sources. If service was interrupted and we were not able to find alternate third-party providers, we could experience disruptions in developing and maintaining the Property, including construction delays, cost overruns and redesigns. If services are interrupted or not performed or the performance is poor, this could impact our ability to execute our business plan and provide a return to our investors.

We may face potential difficulties in obtaining capital, which may adversely affect our business and results of operations.
We may have difficulty raising needed capital, including subsequent equity raises required for the construction phase of the business plan. As a result of, among other factors, our lack of a long equity raising track record, our lack of properties under management, as well as the inherent business risks associated with our company and present and future market conditions, we may require additional funds to execute our business strategy, provide the return of capital and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of the distributions until free cash flow is available, any of which may materially harm our business and results of operations.

The Company may not generate enough cash to repay the principal and interest of the Company's indebtedness.
The Company plans to take out a mortgage on the Property in connection with its completion of construction and leasing stabilization for the Property. Accordingly, there will be a substantial monthly obligation for debt service on the mortgage loan affecting the Property in addition to operating costs. This mortgage loan will be secured by a deed of trust on the Property. A significant decrease in rental revenues or increase in our other carrying costs and operating expenses may result in the Property not generating enough cash to repay the principal and interest of this or other indebtedness. If this loan is not paid when due, we may sustain a loss of our investment because of foreclosure of the deed of trust securing such indebtedness. Any such foreclosure may also have substantial adverse tax consequences for the members.

Uninsured losses may adversely affect our business.
We carry property and liability insurance policies with respect to the Property. This coverage has policy specifications and insured limits customarily carried for similar properties. However, certain types of losses (such as from earthquakes and floods) may be either uninsurable or not economically insurable. Further, the Property is located in an area that is subject to earthquake activity and floods. Should the Property sustain damage as a result of an earthquake or flood, we may incur losses due to insurance deductibles, co-payments on insured losses or uninsured losses. Additionally, we may elect to obtain insurance coverage for "certified acts of terrorism" as defined in the Terrorism Risk Insurance Act of 2002, as amended and reauthorized to date; however, our policies of insurance may not provide coverage for other acts of terrorism. Any losses from such other acts of terrorism might be uninsured. Should an uninsured loss occur, we could lose some or all of our capital investment, cash flow and anticipated profits related to our Property. This could have an adverse effect on our business and results of operations.

Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations.

Terrorist attacks and threatened attacks have from time to time materially adversely affected the demand for properties/real estate and have also resulted in increased safety and security costs for us and the real estate industry generally. Additional terrorist attacks, even if not made directly on our Property, or the fear of such attacks or other hostilities, would likely have a further significant negative impact on us and the real estate industry. Terrorist-sponsored attacks, both foreign and domestic, could have adverse effects on our business and results of operations. These attacks could accelerate or exacerbate other industry risks and also have the potential to interfere with our business by disrupting our tenants' use of the Property.

We have not obtained any audited financial statements, including audited income statements, with respect to the Property. To date, we have not generated revenue and do not foresee generating any revenue until the completion of the construction and lease-up of the Property.

Because we have not obtained any audited financial statements, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company. Additionally, to date, we have not generated revenue and do not foresee generating any revenue until the completion of the construction and lease-up of the Property. While we intend to generate revenue in the future, we cannot assure you when or if we will be successful in doing so.

Increasing interest rates may adversely affect us.

If interest rates increase, so will our interest costs, which could adversely affect our cash flow, our ability to pay principal and interest on our debt, our cost of refinancing our debt when it becomes due. An increase in interest rates could decrease the amount of capital return to the members. Interest rates may increase our cost of capital, including decreasing the amount of equity and debt we may be able to raise, increasing the extent of dilution from any equity offering we may make or increasing the costs to us for any such equity or debt offering.

We are subject to the risk of substantial environmental liability and limitations on our operations due to environmental laws and regulations.

The ownership of real estate is subject to extensive federal, state, local and foreign environmental, health and safety laws and regulations concerning matters such as air emissions, wastewater discharges, solid and hazardous waste handling and disposal and the investigation and remediation of contamination. The risks of substantial costs and liabilities related to compliance with these laws and regulations are an inherent part of our business, and future conditions may develop, arise or be discovered that create substantial environmental compliance or remediation liabilities and costs. Compliance with environmental, health and safety legislation and regulatory requirements may prove to be more limiting and costly than we anticipate. We may be subject to legal proceedings brought by private parties or governmental authorities with respect to environmental matters, including matters involving alleged property damage or personal injury. New laws and regulations, including those which may relate to emissions of greenhouse gases, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination or the imposition of new clean-up requirements could require us to incur costs or become the basis for new or increased liabilities that could have a material adverse effect on our business, financial condition, or results of operations.

Under various federal, state or local laws, ordinances and regulations, a current or previous owner or operator of real estate may be required to investigate and clean up hazardous or toxic substances released at the Property and may be held liable to a governmental entity or to third parties for property damage or personal injuries and for investigation and clean-up costs. These laws often impose liability without regard to whether the owner or operator knew of, or was responsible for, the release of the hazardous or toxic substances. The presence of contamination or the failure to remediate contamination may adversely affect the owner's ability to sell or lease real estate or to borrow using the real estate as collateral. Other federal, state and local laws, ordinances and regulations require abatement or removal of asbestos-containing materials in the event of demolition or certain renovations or remodeling, the cost of which may be substantial for certain redevelopments, and also govern emissions of and exposure to asbestos fibers in the air. Federal and state laws also regulate the operation and removal of underground storage tanks. In connection with the ownership, operation and management our Property, we could be held liable for the costs of remedial action with respect to these regulated substances or tanks or related claims. The Property at issue has been subjected to varying degrees of environmental assessment at various times. However, the identification of new areas of contamination, a change in the extent or known scope of contamination or changes in cleanup requirements could result in significant costs.

Non-managers will have little control over management of the operation of the Company.
The Manager and the Control Member, SDC Ventures, LLC, will have exclusive authority and control over the management of the Company and, in turn, the Property. Non-managers will have no right to participate in management of the Company's business, except that the Company's Limited Liability Company Operating Agreement ("Operating Agreement") provides the non-managers with certain limited rights, including the right to remove the Manager in specified circumstances and elect a successor Manager. The exercise of the members' rights to remove the Manager as a control on the Manager's management of the Company may not always be practical. Therefore, you should not purchase Interests unless you are willing to entrust the Company's management to the Manager.

The rights of non-managers to information regarding the Company and its investment are limited.
The rights of non-managers to information regarding the Company and its investment are limited. It is anticipated that the Company and the Manager will obtain certain types of material information that may not be disclosed to non-managers. The lack of access to certain information about the Company or its investment may have adverse consequences for non-managers in a variety of circumstances. For example, a non-manager that seeks to sell its Interests may have difficulty in determining an appropriate price for such Interests. Overall, investors should not expect the Company or its investment to be operated with the same degree of "transparency" as a publicly traded company.

The Company will face conflicts of interest.
The Manager and the Sponsor of the Company are employed independently of the Company and engage in other activities, including other real estate activities. Additionally, the Manager and the Sponsor are managed by Charles Schaffer, and Bayedge, LLC is its sole member, which is managed by Mr. Schaffer, the President of the Company. The Manager and the Sponsor will have conflicts of interest in allocating management time, services and functions among the Company and various existing and future enterprises in which the Manager, the Sponsor, and their principals and other affiliates may be or may become involved, including, without limitation, the development and operation of similar projects in California or other states. Such projects could be in direct competition with the Property and may compete in attracting tenants or buyers. Investors

are also advised that the amount and terms of the compensation to be paid to the Manager, the Sponsor and their affiliates, and all other contracts or arrangements between the Manager, the Sponsor or their affiliates and the Company, were not determined by arm's length negotiations. As a result of certain exculpatory and indemnification provisions in the Operating Agreement, the Manager, the Sponsor and their attorneys, agents and employees may not be liable to the Company or the members for errors of judgment or other acts or omissions not constituting grossly negligent or reckless conduct, intentional misconduct or a knowing violation of law. A successful claim for indemnification by the Manager, the Sponsor, an employee, or any other party acting on behalf of the Company would deplete the Company's assets by the amount paid.

Risks Related to Tax

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. There is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals. Additionally, any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

If the Company is not taxed as a partnership, members will lose tax advantages.
The Company intends to file federal and state partnership tax returns. However, the Company has not requested, and does not intend to request, a ruling from the Internal Revenue Service ("IRS") that the Company will not be treated as a corporation for income tax purposes. In the absence of such a ruling, the Company cannot assure you that it will not be treated as a corporation for such purposes. If the Company were taxed as a corporation, members would lose substantially all of the tax benefits that may flow from an investment in the Company.

The Partnership Representative will have significant discretion with respect to the Company's tax matters.
Under the Bipartisan Budget Act of 2015, certain entities that are treated for tax purposes as partnerships, including the Company, must appoint a "Partnership Representative" to handle federal income tax matters for the entity, or else the IRS will have the authority appoint that representative itself. Under the Operating Agreement, the Manager is appointed as the Partnership Representative for the Company. The Operating Agreement provides the Partnership Representative with broad authority and discretion with respect to the resolution of tax audits and to agree to corresponding adjustments. Non-managers will be bound by any such agreements made by the Partnership Representative.

There may be future substantial tax law changes, which may adversely affect your investment in the Company.
We cannot assure you that legislative, judicial, or administrative changes may not be forthcoming which would adversely affect your investment in the Company. Any such changes may or may not be retroactive with respect to transactions entered into or contemplated prior to the effective date of such changes. You are urged to consult your own counsel or other personal tax advisor regarding the current status of any such proposals and their potential impact on the Company.

The Company's tax returns could be audited.
Information returns filed by the Company are subject to audit by the IRS. The IRS is devoting greater attention to the proper application of the tax laws to limited liability companies, including limited liability companies investing in real estate. In this connection, the IRS has issued revised guidelines, procedures, and instructions for handling cases under its tax shelter audit program. In addition, pursuant to the 1984 Deficit Reduction Act, the Company may have to register itself as a tax shelter program with the IRS. This registration requires disclosure of certain information relating to the identity of the non-managers and thus increases the risk of audit of the non-manager's personal returns. An audit of the Company's return may lead to adjustments in which event personal federal income tax returns will be affected and may subject members to certain interest and penalty payments due to an underpayment of federal income tax. In addition, an audit of the Company's tax return could lead to an audit of a member's individual tax return, which may lead to adjustments other than those relating to the Interests.

The tax laws impose a substantial underpayment penalty in certain cases.
The federal tax laws impose a penalty of twenty percent (20%) on any substantial underpayment of tax. In the case of a tax shelter investment, the penalty can only be reduced if there is substantial authority for the position taken and only if the taxpayer reasonably believed that the treatment of the item was more likely than not correct. Accordingly, the Company strongly advises each potential investor to consult their own tax advisor to be sure that the potential investor fully understands and agrees with the proposed tax treatment of Company items.

Members could have taxable income in excess of cash receipts.
By reason of our taxation as a partnership for U.S. federal income tax purposes, you will be required to take into account your allocated share of our items of income, gain, loss, deduction and credit for our taxable year ending within or with your taxable year, regardless of whether you have received any distributions. Thus, it is possible that your U.S. federal income tax liability with respect to your allocated share of our income and gain in a particular taxable year could exceed the cash distributions to you, thereby requiring an out-of-pocket tax payment by you. In addition, the amount of tax liability on the gain realized by a member by reason of the sale or other disposition (including gifts) by the member of their Interests or by reason of a sale (including a sale pursuant to foreclosure proceedings) or other disposition of the Property may, under certain circumstances, exceed the cash, if any, distributed to the member from such sale.

Our claimed deductions could be challenged.
We intend to deduct certain expenses from operations and will seek to interpret the Internal Revenue Code (the "Code") and Treasury Regulations in a manner that is favorable to the taxpayer. These interpretations may be contested by the IRS and we cannot assure you that the IRS will not contest the deductibility of some or even most of these or any other item which could result in the disallowance of some or all of the tax benefits. There is the further risk that even if some deductions or credits are not disallowed entirely, a different tax treatment or allocation may be given various items than that which is contemplated by the Operating Agreement or reported in our information returns. If such challenge were successful, the anticipated deductions would be reduced and the allocation of profits and losses to the members for tax purposes could be adversely affected.

A member may have taxable income upon disposition of the Property or Interests.
In determining the amount of gain recognized when the Property is sold or otherwise disposed of, the Company must include in the amount realized, among other things, the amount of any indebtedness to which the Property is subject. Similarly, if a member sells their interest in the Company, the member will be required to include in the amount realized the member's pro rata share of the Company's non-recourse debt. In the event of foreclosure, the Company will realize taxable gain if its tax basis for the interest sold is less than the amount of the debt discharged by the foreclosure. In such event, a member may not receive sufficient cash with which to pay any such tax liability.

The Company's membership allocations may be challenged by the IRS.
The Company has not received an IRS ruling that the Company's planned method of allocating profits and losses pursuant to the Operating Agreement will be respected for federal income tax purposes. If the IRS should determine, for example, that the allocations under the Operating Agreement do not have substantial economic effect, the deductions otherwise anticipated by the members might not be allowable to them. Any successful challenge to the allocation of Company items could adversely affect the members by reducing the share of Company profits, losses and credits allocated to the members.

The passive loss restrictions may limit your ability to use deductible losses.
There are significant restrictions on the deduction of losses generated from passive investments against income from non-passive income sources (such as salaries and other earned income). Investment in the Offering is considered a passive investment and, therefore, such restrictions will apply to non-managers.

A "Push Out" election by the partnership representative may not always be effective.
Under the Bipartisan Budget Act of 2015, while tax adjustments are assessed at the Company level (i.e., assessed against the Company instead of directly against the members), the Partnership Representative has the authority to "push out" those adjustments to the individual members. The Company's Operating Agreement requires the Manager, as the Partnership Representative, to make this election, subject to approval of the members holding a majority of the membership interests (excluding membership interests held by the Manager or an affiliate in its capacity as such). By doing so, the corresponding payment obligations fall initially and primarily on the individual members. However, if a member does not pay their share of the pushed-out tax adjustment, then the unpaid adjustment amount must be paid by the Company, which would have the economic effect of imposing that liability disproportionally on the other members. Therefore, each member must rely on the other members to pay their allocated share of any such tax adjustment. If another member does not pay their allocated share, the Company will have indemnity rights against that member, but such rights can be difficult to enforce.

State tax laws may affect your return.
For advice regarding such state tax consequences, investors should seek the advice of their own tax advisor.

For successive owners of Interests, allocations of net income may not correspond to cash distributions.
As between successive owners of Interests, net income and net loss will be allocated (for income tax and other purposes) as provided in the Operating Agreement, to the extent permitted under the Code, regardless of the dates upon which cash distributions are made to the members or the amount of any such cash distributions. The purchaser or seller of any Interests may, accordingly, be required to report a share of our net income on the member's personal income tax return, even

though the member receives no cash distribution during the period in which the member held the Interests or, if the member has received any cash distributions, even though the amounts of such distributions bear no relation to the amount of net income that such person is so required to report.

Tax-exempt investors are subject to special investment considerations.
In considering an investment in Interests of a portion of the assets of a trust of a pension or profit-sharing plan that is qualified under Section 401(a) of the Code and exempt from tax under Section 501(a), a fiduciary should consider (i) whether the investment satisfies the diversification requirements of Section 404 of the Employee Retirement Income Security Act of 1974 ("ERISA"); (ii) whether the investment is prudent, since the Interests are not freely transferable and there may not be a market created in which he can sell or otherwise dispose of the Interests; and (iii) whether Interests or the underlying assets owed by the Company constitute "Plan Assets" under ERISA.

There can be no assurance that the distributions made by the Company will be sufficient to cover the income taxes to be paid by a member.
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the members. Although the Company expects that the Company will make distributions to the members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the member's share of Company income.

An investment in the Company involves complex tax matters.
The tax affairs of the Company are complex and are subject to varied interpretations. The effect of tax laws on members will vary depending on their particular circumstances. There are tax-related risks which are not listed in this Annual Report. You should seek the advice of a tax attorney or accountant qualified to discuss other possible tax risks.

Each investor is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Interests. Certain investors, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

Risks Related to Global and Economic Conditions

The Company's business operations may be materially adversely affected by the COVID-19 pandemic.
In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease ("COVID-19") a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary Alex M. Azar II declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020 the World Health Organization characterized the outbreak as a pandemic. COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide. The Company's business could be materially and adversely affected by the continuing effects, or a recurrence, of COVID-19. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including

new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

We face risks relating to public health conditions, such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including: marketing and sales efforts, maintenance and repair activities, supply chain and employees' ability to perform their duties. If the Company purchases materials from suppliers in affected areas, the Company may not be able to procure such products in a timely manner. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the rental business and impair the Company's business prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

We face risks related to epidemics, pandemics and other outbreaks, which could significantly disrupt the Company's operations and could have a material adverse impact on us.
Epidemics, pandemics and other outbreaks could materially and adversely affect the Company's business, financial condition, and results of operations. If an epidemic, pandemic or other outbreak occurs in areas in which we have material operations or sales, the Company's business activities originating from affected areas, including sales, materials, and supply chain related activities, could be adversely affected. Disruptive activities could include the temporary closure of facilities used in the Company's supply chain processes, restrictions on the export or shipment of products necessary to run the Company's business, business closures in impacted areas, and restrictions on the Company's employees' or consultants' ability to travel and to meet with customers, vendors or other business relationships. The extent to which an epidemic, pandemic or other outbreak impacts the Company's results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of a virus and the actions to contain it or treat its impact, among others. Epidemics, pandemics, and other outbreaks can also result in social, economic, and labor instability which may adversely impact the Company's business. If the Company's employees or employees of any of the Company's vendors, suppliers or customers become ill or are quarantined and in either or both events are therefore unable to work, the Company's operations could be subject to disruption. The extent to which an epidemic, pandemic or other outbreak affects the Company's results will depend on future developments that are highly uncertain and cannot be predicted.

The former decline in economic conditions and disruptions to markets could cause us to suffer operating losses, adversely affect our liquidity, and create other business problems for us.
The global and U.S. economies experienced significant declines in 2008 and 2009 from which they have not fully recovered. The real estate and other markets suffered unprecedented disruptions, causing many major institutions to fail or require government intervention to avoid failure, which placed severe pressure on liquidity and asset values. These conditions were brought about largely by the erosion of U.S. and global credit markets, including a significant and rapid deterioration of the mortgage lending and related real estate markets. Economic conditions and the

real estate markets generally may not fully recover in the near term, in which case, we could experience losses and write-downs of assets and could face capital and liquidity constraints and other business challenges.

Our business operations are susceptible to, and could be significantly affected by, adverse weather conditions and natural disasters that could cause significant damage to our Property.
Our real estate operations are vulnerable to natural disasters, such as hurricanes, earthquakes, tsunamis, floods, fires, tornadoes and unusually heavy or prolonged rain, which could damage our real estate holdings and which could result in substantial repair or replacement costs to the extent not covered by insurance, a reduction in the value of the Property, or a loss of revenue, and could have an adverse effect on our ability to develop, lease and sell the Property. The occurrence of natural disasters could also cause increases in property insurance rates and deductibles, which could reduce demand for or increase the cost of owning or developing properties.

Although we intend to obtain insurance for our Property, our insurance may not be adequate to cover business interruption or losses resulting from adverse weather or natural disasters. In addition, our insurance policies may include substantial self-insurance portions and significant deductibles and co-payments for such events, and recent hurricanes in the United States have affected the availability and price of such insurance. As a result, we may incur significant costs in the event of adverse weather conditions and natural disasters. If we experience a loss that is uninsured or which exceeds our policy limits, we could incur significant costs and lose the capital invested in the Property, as well as the anticipated future cash flows from the Property. In addition, if the Property is subject to recourse indebtedness, we would continue to be liable for the indebtedness, even if the Property was irreparably damaged. In addition, our Property may not be able to be rebuilt to their existing height or size at their existing location under current land-use laws and policies. In the event that we experience a substantial or comprehensive loss of our Property, we may not be able to rebuild the Property to its existing specifications and otherwise may have to upgrade the Property to meet current code requirements.

Climate change, climate change regulations and greenhouse gas effects may adversely impact our operations and markets.
There is growing concern from members of the scientific community and the general public that an increase in global average temperatures due to emissions of greenhouse gases and other human activities have or will cause significant changes in weather patterns and increase the frequency and severity of climate stress events and natural disasters. Climate change, including the impact of global warming, creates physical and financial risk. Physical risks from climate change include an increase in sea level, increases in wildfires and changes in weather conditions, such as changes in precipitation and extreme weather events, as well as tropical and non-tropical storms.

We own and operate a building in a coastal location that may be particularly susceptible to climate stress events or adverse localized effects of climate change, such as sea-level rise and increased storm frequency or intensity. The occurrence of one or more natural disasters, such as hurricanes, fires, floods, and earthquakes (whether or not caused by climate change), could cause considerable damage to our Property, disrupt our operations and negatively impact our financial performance. To the extent these events result in significant damage to or closure of our building, our operations and financial performance could be adversely affected through lost tenants and an inability to lease or re-lease the space. In addition, these events could result in significant expenses to restore or remediate the Property, increases in fuel (or other energy) prices or a fuel shortage and increases in the costs of insurance if they result in significant loss of property or other insurable damage.

Climate change could have a material adverse effect on our results of operations, financial condition, and liquidity.

Inflation or deflation may adversely affect our results of operations and cash flows.
Increased inflation could have an adverse impact on interest rates, property management expenses and general and administrative expenses, as these costs could increase at a rate higher than our rental and other revenue. Conversely, deflation could lead to downward pressure on rents and other sources of income without an accompanying reduction in our expenses. Accordingly, inflation or deflation may adversely affect our results of operations and cash flows.

Local and general economic conditions could have an adverse effect on our business and results of operations.
Changes in the U.S. economy from time to time may have an adverse or favorable impact on the profitability of the Company. A protracted recession may also negatively impact the Company's profitability. The Property, which is in Southern California, will be the Company's only investment. There have been periods in the past in Southern California where economic growth has slowed, occupancy rates in apartment buildings have declined, and the market value of apartment properties has decreased. We cannot assure that the Company will be able to maintain the occupancy rates for the Property or that the market value of the Property will not decline in the future.

Our business is sensitive to general economic conditions, both nationally and locally. General poor economic conditions and the resulting effect of non-existent or slow rates of growth in the markets in which we operate could have an adverse effect on the demand for our real estate business. These poor economic conditions include higher unemployment, inflation, deflation, increased commodity costs, decreases in consumer demand, changes in buying patterns, a weakened dollar, higher transportation and fuel costs, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors that may affect commercial and residential real estate. Specifically, high national or regional unemployment may arrest or delay any significant recovery of the residential real estate markets in which we operate, which could adversely affect the demand for our real estate assets.

Risks Related to the Company's Personnel

The Company's success depends on the involvement of certain individuals.
In particular, the Company is dependent on Matthew Walters, James Walters and Charles Schaffer who directly or indirectly own and/or control the developers, managers or control members of the Property. The Company has or intends to enter into agreements with the developer, manager and control members, although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Matthew Walters, James Walters and Charles Schaffer could harm the Company's business and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Matthew Walters, James Walters and Charles Schaffer in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Matthew Walters, James Walters or Charles Schaffer die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

Failure to attract and retain qualified personnel at a reasonable cost could jeopardize our competitive position.

As our industry is characterized by high demand and intense competition for talent, we may need to offer higher compensation and other benefits in order to attract and retain quality sales, technical and other operational personnel in the future. We compete with other companies engaged in real estate development, construction and rental services for qualified personnel. We may experience difficulty in hiring and retaining highly skilled personnel with appropriate qualifications. We cannot assure you we will be able to attract or retain the quality personnel that we need to achieve our business objectives.

Risks Related to the Interests

Members of the Company do not have any voting rights.

Pursuant to the Operating Agreement, members of the Company do not have any voting rights. Therefore, the ability of members to influence the Company will be limited. As defined in Section 9.2 of the Operating Agreement for the Company, each member grants to the Manager a power of attorney irrevocably making, constituting and appointing Manager, as the true and lawful attorney in-fact for such member, with full power of substitution, and with full power and authority to act in such member's name and on such member's behalf to make, execute, deliver, acknowledge, swear to, file and/or record any of the following: 1) Any certificate, and any amendment to or restatement of any such certificate, which may be required to be filed in any jurisdiction in which the Company does business or owns property; and 2) Any instrument or document which may be required to effect (i) the continuation of the Company, (ii) the admission to the Company of any additional or substituted member (including any amendment to the Operating Agreement required as a result thereof) which is permitted under the Operating Agreement, or (iii) the dissolution or termination of the Company, provided that such action is being taken in compliance with the provisions of the Operating Agreement.

There is no assurance that investors will receive a return on their investment.

Distributions to members, if any, shall at all times be subject to the payment of Company indebtedness, the payment of all other Company expenses and the maintenance of reserves and may be restricted or suspended when the Manager determines in its absolute discretion that to do so is necessary. Distributions, if any, shall be paid only from cash flow or sale or refinancing proceeds and not from working capital reserves. Estimating a proper level of reserves is difficult. Inadequate or excessive reserves may adversely affect the investment returns of the members. Fluctuations in interest rates may adversely affect the ability of the Company to successfully acquire or sell the Property and may also adversely affect the demand for and value of properties similar to the Property. We cannot guarantee that the Property will generate cash flow or profits and therefore we cannot assure you that you will realize any return on your investment, or that you will not lose your entire investment.

There is no present market for the Interests and we arbitrarily set the price.

We arbitrarily set the price of the Interests with reference to the general status of the securities market and other relevant factors. The offering price for the Interests should not be considered an indication of the actual value of the Interests and is not based on our net worth or prior earnings. We cannot assure you that the Interests could be resold by you at the offering price or at any other price.

There is not currently a public market for the Interests. Even if the Interests become tradable under federal securities law, state securities regulations may apply, and each purchaser should consult with his or her attorney.

You should be aware of the long-term nature of this investment. Each purchaser in the Offering was required to represent that it is purchasing the Interests for its own account, for investment purposes and not with a view to resale or distribution thereof. There is not currently a public market for the Interests. Additionally, it is not currently contemplated that registration under the Securities Act of 1933, as amended (the "Securities Act"), or other securities laws will be effected. Because the Interests have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Interests have transfer restrictions and cannot be resold in the United States except as permitted under the Securities Act. Furthermore, state securities regulations may apply to the resale of the Interests. These limitations on the transfer of the Interests may adversely affect the price that you might be able to obtain for the Interests in a private sale. Each purchaser should consult with his or her attorney with respect to resale of the Interests.

There can be no assurance that we will ever provide liquidity to purchasers through either a sale of the Company or a registration of the Interests.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for purchasers. Furthermore, we may be unable to register the Interests for resale by purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, purchasers could be unable to sell their Interests unless an exemption from registration is available.

Neither the Offering nor the Interests have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.

No governmental agency has reviewed or passed upon the Offering, the Company or any Interests of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide.

The Interests represent an investment in a single Property in a single geographic location, and are not a diversified investment.

The proceeds from the Offering will be used to develop and operate an 88-unit multifamily rental property. The Interests represent an investment in the Property, which is in a single geographic location and is therefore not a diversified investment. As a result, you may face additional risk by investing in the Interests.

Your ownership of the Interests will be subject to dilution.

Owners of Interests do not have preemptive rights. If the Company conducts subsequent offerings or issuances of Interests, purchasers in the Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding Interests. Furthermore, purchasers may experience a dilution in the value of their interests depending on the terms and pricing of any future issuances (including the Interests sold in the Offering) and the value of the Company's assets at the time of issuance.

The Interests will be equity interests in the Company and will not constitute indebtedness.
As such, the Interests will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments with respect to the Interests and distributions are payable only if, when and as determined by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels and financial conditions.

There can be no assurance that the distributions made by the Company will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income, and adjustments made pursuant to audit may impact a purchaser's personal federal income tax return.
If the Company is taxed as a partnership, income and gains will be passed through to the Company members on the basis of their allocable interests and should also be reported on each Company member's tax return. Thus, Company members will be taxed on their allocable share of Company income and gain, regardless of the amount, if any, of cash that is distributed to the Company members. Although the Company expects that the Company will make distributions to the Company members from time to time, there can be no assurance that the amount distributed will be sufficient to cover the income taxes to be paid by a Company member on the Company member's share of Company income.

Information tax returns filed by the Company are subject to audit by the IRS. An audit of the Company's tax return may lead to adjustments to such return which would require an adjustment to each purchaser's personal federal income tax return. Such adjustments can result in reducing the taxable loss or increasing the taxable income allocable to the purchasers from the amounts reported on the Company's tax return. In addition, any such audit may lead to an audit of a purchaser's individual income tax return, which may lead to adjustments other than those related to the investments in the Interests offered hereby.

Each prospective purchaser is urged to consult with its own representatives, including its own tax and legal advisors, with respect to the federal (as well as state and local) income tax consequences of this investment before purchasing any of the Interests. Certain prospective purchasers, such as organizations which are exempt from federal income taxes, may be subject to federal and state laws, rules and regulations which may prohibit or adversely affect their investment in the Company. We are not offering you any tax advice upon which you may rely.

The Company's Manager, members, and officers, and each of their affiliates, shareholders, members, partners, officers, employees, attorneys, accountants, and agents (collectively, the "Indemnified Parties") are indemnified against certain actions or failures to act, and, therefore, a purchaser may have a limited right of action against these individuals.
The Operating Agreement provides that the Company shall indemnify, defend, and hold harmless the Indemnified Parties from and against certain liabilities that may be made or imposed upon or incurred by any Indemnified Party by reason of any act performed (or omitted to be performed) for or on behalf of the Company, or in furtherance of or in connection with the Company business, except for those acts performed or omitted to be performed that constitute fraud, willful misconduct or gross negligence. Therefore, a purchaser may have a more limited right of action against these individuals than would be available if these provisions were not contained in the Operating Agreement.

Purchasers are not entitled to participate in the management or operation of the Company or in the conduct of its business.
Our Manager and Control Member have full responsibility for managing our Company. The purchasers will not be entitled to participate in the management or operation of the Company or in the conduct of its business. The purchasers may not vote their Interests in the election of the Company's Manager or for any other reason, except in limited circumstances as allowed under Delaware law. Please consult the Operating Agreement.

The Company has the right to require purchasers to make additional capital contributions, which means that the Company may require additional funding from you in the future.
The Company has the right to require purchasers to make additional capital contributions in the future. This means that in addition to the purchase price of the Interests, the Company may require additional funding in the future which it may demand from you. If you refuse or are unable to make such additional monetary contributions, you may be diluted as an owner of the Company or even removed as an owner of the Company according to the procedures set forth in the Company's Operating Agreement.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective purchaser is encouraged to carefully analyze the risks and merits of an investment in the Interests and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

PROPERTY AND THE BUSINESS

Description of the Property

The Company's one material property includes the land for the Flamingo Bay apartment development project, which was acquired upon close of the acquisition loan on August 13, 2021 by the FB Flamingo Bay MV, LLC entity. The Company's Developer, Fairbrook Communities, LLC, identified this property with existing medium density zoning and entitlements. Revised entitlements for high density apartments consistent with the city's general plan requirements in the City of Moreno Valley were submitted prior to the land closing. The Developer is expecting to receive building permits in July 2022.

Property Manager

The Company has engaged the following third-party property manager to operate, maintain and manage the Property:

Name of Property Manager	Brief description	Years in business	Property Management fee
Cannon Management, Inc.	One of the largest apartment management companies in the Inland Empire.	25	3.0%

Property Revenue

Flamingo Bay apartments will generate revenue by renting workforce housing to the local population.

Property Condition

The planned building will be new construction. The Property is fully entitled for medium density townhomes and will be revised for high density apartment development. Revised entitlements for high density apartments consistent with the city's general plan requirements in the City of Moreno Valley were submitted prior to the land closing. The Developer is expecting to receive building permits in July 2022.

Competition

The Inland Empire is the largest eCommerce employer in America and has been California's fastest growing region, by job growth, for the past 10 years. In 2020 alone the Inland Empire absorbed 26 million square feet of eCommerce related industrial and logistics space. Additionally, there is another 120 million square feet of new eCommerce space in various stages of development. These projects are expected to add another 250,000 direct jobs and another 250,000 to 500,000 indirect jobs over the next 5 years. Relative to the current job base of 2 million, this is a tremendous regional job increase of 25% to 37.5%. During the 12 months ended May 31, 2021, the Inland Empire's apartment market was the best performing major metro in the country with 8.2% year over year rent increase and 2.1% vacancy, representing an extremely under supplied market. With these factors in mind, Flamingo Bay is well situated to capture a significant portion of the area's demand as tenants flock to new construction and upgrade from older properties in the market.

Financing

The project will be financed by a land loan with a first deed of trust in the amount of $1,050,000 acquired by the FB Flamingo Bay MV, LLC entity on August 13, 2021.

Tenants

The current occupancy rate of the Property is 0.0%. The average dollar amount of monthly rent revenue for Flamingo Bay apartments for the past year is $0.00.

Regulation

Flamingo Bay is subject to the following regulations:

Government agency	Type of approval	Application Date
City of Moreno Valley	Development entitlements	2006
City of Moreno Valley	Development entitlement revisions	In process
Moreno Valley Building & Safety	Building permits	Not yet submitted

State of California AB 1482 controls the increase of tenant rent to be no greater than 5% plus the increase in the consumer price index for buildings older than 15 years.

No environmental mitigation is required.

Ownership

Interests

One holder of Interests is a beneficial owner of 20% or more of the Company's outstanding Interests as of March 31, 2022. However, the Interests do not carry voting power, as described below under "THE SECURITIES – Voting and Control." Instead, matters are determined by a simple majority of the Control Members, as provided in the Operating Agreement, based on the number of Control Members and not based on the number of Interests held by such Control Members. Currently, the only Control Member is SDC Ventures, LLC.

Profit Interests

Bayedge, LLC owns 100% of the Profit Interests in the Company as of March 31, 2022.

Initial Capital Contribution

The entities listed in the table below, which are owned or controlled by Charles Schaffer, loaned the amounts listed in the table below to Fairbrook Communities, LLC in a series of promissory notes dated from July 1, 2020 to May 7, 2021. These promissory notes were book transferred from Fairbrook Communities, LLC to the Company on July 1, 2021 for a total initial capital contribution of $232,600, and each entity holds Interests in the Company as described below as of March 31, 2022.

Name of Holder	Contribution	Interests Held
Charles Schaffer as Trustee of Sandview Retirement Trust	$50,000	10
Charles Schaffer 2019 Trust	$35,000	7
Mona Schaffer as Trustee of Sandview Retirement Trust	$50,000	10
Mona Schaffer 2019 Trust	$35,000	7
SDC Ventures, LLC	$62,600	12.52

Business Plan

Flamingo Bay is a new 88-unit multifamily development in Moreno Valley, CA. Moreno Valley is within the heart of California's Inland Empire which has been fastest job growth region in the state for the past 10 years and is the nation's largest eCommerce employer. For the 12 months ended May 31, 2021, the Inland Empire was both the #1 multifamily and #1 industrial market in the country. The area's explosive growth has been primarily attributable to the rise in eCommerce activity over the past several years. During that period of time, year-over-year multifamily rent growth was 8.2% and vacancy levels were 2.1%, according to the Yardi Matrix National Multi-Family publication. The high rent growth and vacancy levels below the economic normal of 5% indicate a very supply constrained market. The Sponsor and the Developer believe that the Flamingo Bay project will be favorability received by the market and will be a necessary addition to the community to support the area's continued economic success.

The Property is located approximately one-half mile from the proposed and approved Downtown City Center which shall be an approximately 60-acre mixed-use development project. This Downtown City Center, if completed, shall contain desirable lifestyle amenities and will be accompanied by a beautification project of the surrounding area. The Sponsor and the Developer believe that Flamingo Bay will benefit from an increased "Walk-Score" and will become one of the most desirable areas within Moreno Valley, as the Downtown City Center is completed. Additionally, the Property is located approximately 3.5 miles from the proposed World Logistics Center. The World Logistics Center is a 40 Million Square Foot industrial business complex consisting primarily of eCommerce related logistics space. Although the project has faced many hurdles to receiving final approvals, including several environmental lawsuits, and there is no guarantee that it will ultimately be completed, the project has recently been awarded approval. The World Logistics Center, if completed, would provide an increase in jobs during the construction phase and a significant permanent increase of surrounding jobs upon completion. Building Owners and Managers Association estimates that every 1,000 square feet of industrial space provides one permanent job. Extrapolating from this estimate, the World Logistics Center could provide 40,000 direct jobs to the immediate area and the potential for another 20,000 to 40,000 indirect jobs.

The Company's business plan is broken down into three major phases. 1) the Pre-Development phase 2) the Construction phase and 3) the Operations phase.

During the Pre-Development phase, the Company has acquired the Property as of August 13, 2021 and is in the process of revising the current development plan to allow for greater density. The proceeds of the Offering along with the proceeds of the land loan acquired by the FB Flamingo Bay MV, LLC entity shall be utilized to fund Pre-Development phase. It is anticipated that a third-party equity investor and a construction loan will be utilized to fund the Construction phase and to refinance the land loan. The Sponsor and the Developer estimate that this phase will take approximately 9 to 12 months. Although the property is fully entitled for a 49-unit townhome subdivision, the City has designated the Property for a higher density multi-family project. The project's Sponsor and the Developer believe that because of all of the new development activity within the immediate area the highest and best use of the project is to redesign and build the 88-unit multi-family project with the intention of holding the project for 3 to 5 years as these developments are completed and seasoned. However, the Sponsor and the Developer may decide to complete the townhome project.

During the Construction phase, the Sponsor and the Developer intend to hire JSM as General Contractor and Empire CM, Inc. ("Empire") as Construction Manager, to construct the project. The Sponsor and the Developer estimate that this phase will take approximately 12 to 15 months. The Sponsor and the Developer have an existing relationship with JSM and believe that JSM's team is capable of executing on the project and ensuring that the plans are built to the quality and specifications required by the final plans and specifications. Empire CM, Inc. is a new company owned by the principals of the Developer. Empire was formed to ensure a greater level of oversight and control of the Developer's projects. Empire will consist of a highly experienced project executive, purchasing and contract agent, scheduling assistant, and one or more accounting personnel to provide support and additional oversight to the Company. The Sponsor and the Developer anticipate that equity of $6,700,000 and a construction loan of $17,600,000 will be required to refinance the existing loan and to complete the project. Additionally, the Sponsor and the Developer anticipate that the additional equity will be provided by third-party that is unrelated to the Company.

During the Operations phase, the Sponsor and the Developer will hire a third-party property manager (the "Property Manager") to oversee the lease-up and continued operations of the Property. The Sponsor and the Developer expect that Cannon Property Management ("Cannon") will be selected as the Property Manager. Cannon has been in business for more than 25 years and manages over 20,000 apartment units in the Inland Empire. The Sponsor and the Developer have an existing relationship with Cannon and are confident in Cannon's ability to oversee the successful lease-up and continued operations of the Property.

Flamingo Bay's units will come standard with desirable leasing amenities such as granite countertops, stainless steel appliances, gas range/oven, in-unit washer/dryer, built-in microwave, dishwasher and refrigerator. Additionally, units will include plush carpeting in bedrooms, vinyl wood plank in kitchen, living and bath areas, veranda/covered patio, private yards, ceiling fans, patio grill, walk-in closets, air-conditioning, and gas heating and will be pre-wired for cable and high-speed community Wi-Fi.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
SDC Ventures, LLC	Developer and Manager of multifamily real estate rental properties	4	1% of Capital Contributions

The managing entity is a related company to Charles Schaffer who has been developing real estate and solar projects for over 20 years.

Compensation of Manager and Affiliates

The following is a description of the compensation and limited liability company interests that were received by the Manager and its affiliates in connection with the Offering, the operations of the FB Flamingo Bay MV, LLC (the "Property Company") and the acquisition, development, construction, operation and sale of the Property. The compensation, reimbursement and other payments described below were paid from the proceeds of the Offering, the construction loan, and/or the operation, sale or refinancing of the Property Company. The fees and reimbursements described below were paid initially by the Manager and then reimbursed by the Property Company to the Manager. Other than as set forth herein, no compensation will be paid to the Manager or its affiliates.

SDC Flamingo Bay MV, LLC - Fee Schedule

One-Time Acquisition Fee	3% of Total Capital Contributions
Annual Management Fee	1% of Total Capital Contributions

FB Flamingo Bay MV, LLC - Fee Schedule

Project Administration	4% of Total Cost
Construction Management & Oversight	2% of Total Construction Contract
Investor Representative Fee	$120,000

The Manager took a one-time acquisition fee from the Company of 3% of the total capital contributions. The Manager will also be paid an annual Management Fee of 1% of total capital contributions paid in quarterly installments. Additionally, the Manager will be reimbursed for all direct expenses associated with the Company including but not limited to expenses associated with the formation of the Company, operating and maintaining the Company.

In addition to the aforementioned fees and during the operations of the Company, as outlined in the waterfall distributions described in Section 6.1 of the Operating Agreement, the Manager or its designated entity shall be entitled to their respective Percentage Profit Interests in the priority of the approved distributions. The designated Profit Member is Bayedge, LLC.

Litigation

There is no current or pending litigation.

Intellectual Property

The Company is not dependent on any, and has no, material intellectual property.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three years and their educational background and qualifications.

The Manager of the Company and the project's Sponsor is SDC Ventures, LLC, a Wyoming limited liability company. SDC Ventures, LLC has developed and funded over $55 million of commercial projects for the benefit of private investors over the past 17 years. A serial developer of multiple types of real estate and renewable energy projects that focuses on socially conscious development and green investments in lower risk asset classes that combines tax-advantaged structures with consistent and reliable cash- flow. The Manager is owned and controlled by Charles Schaffer.

Charles Schaffer, President of the Company since its inception, has served as the Manager of SDC Ventures, LLC, since June 2019 and as the President of Sandview Development Corporation, a solar and real estate developer, since June 2005. Mr. Schaffer attended the International Correspondence School and holds a Bachelors of Science, Mechanical Engineering.

Employees

The Company currently has 0 employees.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

CAPITALIZATION

Capitalization

As of March 31, 2022, the Company had issued the following outstanding Interests:

Type of security	Interests
Amount outstanding	442.82
Percentage ownership of the Company by the holders of such Securities	100%

Additionally, the Company has issued Profit Interests, entitling the holders thereof to a share of the Company's profits as described in the section entitled "THE SECURITIES – Distributions." All Profit Interests are held by Bayedge, LLC, the sole Profit Member of the Company.

Indebtedness

As of December 31, 2021, the Company had no debt.

Recent Offerings of Securities

The Company made the following issuances of securities within the last three years:

Commencement Date of Offering	Closing Date of Offering[1]	Offering Exemption Relied Upon	Securities Offered	Final Amount Sold	Final Proceeds	Use of Proceeds
July 1, 2021	July 31, 2021	Regulation D, Rule 506(c)	Interests	419.82	$2,099,100[2]	Development of the Property
July 7, 2021	July 31, 2021[3]	Regulation Crowdfunding	Interests	23	$115,000[4]	Development of the Property

_____

(1)   Funds were not distributed to the Company until the closing date of the Offering.
(2)   Includes initial capital contribution, described above under "PROPERTY AND THE BUSINESS – Ownership – Initial Capital Contribution."
(3)   The offering deadline was July 30, 2021, as previously disclosed, with closing occurring thereafter on July 31, 2021.
(4)   Proceeds were held by North Capital Private Securities, the escrow agent servicing the Offering, until the closing date of the Offering.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Annual Report and attached hereto as Exhibit A in addition to the following information.

Results of Operations

Revenue

The Company did not generate any revenue during the fiscal year ended December 31, 2021, the year in which the Company was formed. Upon completion of construction and delivery of the apartments and subsequent lease-up, the Company will begin generating revenue from operations.

The Company intends to achieve profitability upon the leasing of a minimum of 76% of the apartment homes.

Ordinary Expenses

The Company incurred $225.00 in ordinary expenses during the year ended December 31, 2021 in connection with the offerings described above under "CAPITALIZATION – Recent Offerings of Securities."

Interest Income

The Company earned $340.21 of interest income during the year ended December 31, 2021 in connection with the funds raised in the offerings described above under "CAPITALIZATION – Recent Offerings of Securities."

Liquidity and Capital Resources

As of December 31, 2021, the Company had $82,023.92 in cash, which resulted from the Company's recent offerings of securities, totaling $2,214,100, as described above under "CAPITALIZATION – Recent Offerings of Securities." The Company also had $32,191.29 in the form of a deferred expense relating to certain offering expenses paid by SDC Ventures, LLC.

During the year ended December 31, 2021, the Company invested $2,100,000 into membership interests in the FB Flamingo Bay MV entity of which $1,111,379.89 was used, in combination with a $1,050,000 land loan, on the purchase of the Property.

Based on the Company's current financial resources, we believe that we will be able to fund our project for the next 12 months. Thereafter, we may need to obtain additional financing to fund the project, in which case we may raise capital through private placements or other means.

Trends and Uncertainties

It is uncertain whether the Company will be able to achieve each step of its business plan within the estimated time frame. Additionally, it is possible that there may be delays in taking these steps, and the Company may need additional financing to accomplish them.

THE SECURITIES

On July 31, 2021 the Company closed offerings pursuant to Rule 506(c) of Regulation D and Regulation Crowdfunding in which it sold Interests to investors as described above under "CAPITALIZATION – Recent Offerings of Securities." As of March 31, 2022, the Company had 442.82 Interests outstanding. We request that you please review our Operating Agreement in conjunction with the following summary information.

Distributions

After paying expenses and establishing appropriate reserves, the Company may make distribution of profits to the holders of the Interests. The Company's manager entity determines when and how distributions are made. Distributions are calculated in proportion to Interests. Distributions are apportioned to holders of Interests by the Company, and the Company intends to make quarterly distributions of cash to the members when possible. The timing of such distributions shall be in the Manager's discretion and shall, among other things, be subject to the maintenance of adequate reserves.

Available Cash (which is net cash available from operations, and includes refinancing proceeds and sale proceeds) will be distributed as follows:

- First, to the members pari passu, until they have received the preferred return on their net remaining capital contributions;

- Second, to the members pari passu, until they have received an amount equal to their net remaining capital contributions;

- Third, until the members have realized an internal rate of return of 15%, 75% to the members, and 25% to the profit members holding Profit Interests, pari passu;

- Fourth, until the members have realized an internal rate of return of 17%, 65% to the members, and 35% to the profit members holding Profit Interests, pari passu; and

- Thereafter, 50% to the members, and 50% to the profit members holding Profit Interests, pari passu.

Notwithstanding the foregoing, in connection with the dissolution and winding up of the Company, before the above distributions are made, the Company will first pay all outstanding debts and may set aside funds for reserves, as determined by the Manager.

In addition, the Manager may make certain distributions that are determined by reference to the member income taxes on taxable income that has been allocated to them.

The Interests are entitled to a preferred return. The preferred return is a cumulative, compounded annual return of 10%.

The Company will not be required to make special minimum tax distributions to holders of Interests, in the event that regular distributions are insufficient to pay such holders' tax liabilities.

For clarity, and as further described in that certain Operating Agreement of the Property Company ("FB Operating Agreement"), as of the date hereof, the Company owns 91.3% of the Percentage Interests of the Property Company, while Fairbrook Communities, LLC owns 8.7% of the Percentage Interests. Percentage Interests under the FB Operating Agreement entitle holders to (i) a pro rata share of a Preferred Return, (ii) a pro rata return of Net Remaining Capital Contributions, and (iii) a share of all additional distributions alongside Profit Members of the Property Company, all as described under the FB Operating Agreement.

Allocations

To determine how the economic gains and losses of the Company will be shared, the Operating Agreement allocates net income or loss to each member's capital account. Net income or loss includes all gains and losses, plus all other Company items of income (such as interest) and less all Company expenses. Generally, net income and net loss for each year will be allocated to the members in a manner consistent with the manner in which distributions will be made to the members.

Capital Contributions

The holders of Interests are required to make additional capital contributions following the Offering to the Company.

Transfer

Holders of Interests will not be able to transfer their Interests without the approval of the Company. All transfers of Interests are subject to state and federal securities laws.

Withdrawal

The Company is not required to make payments to a holder of Interests upon such holder's withdrawal from the Company.

Voting and Control

Members shall not have voting rights in proportion to their respective ownership. As defined in Section 9.2 of the Operating Agreement for the Company, each member grants to the Manager a power of attorney irrevocably making, constituting and appointing Manager, as the true and lawful attorney-in-fact for such member, with full power of substitution, and with full power and authority to act in such member's name and on such member's behalf to make, execute, deliver, acknowledge, swear to, file and/or record any of the following: 1) Any certificate, and any amendment to or restatement of any such certificate, which may be required to be filed in any jurisdiction in which the Company does business or owns property; and 2) Any instrument or document which may be required to effect (i) the continuation of the Company, (ii) the admission to the Company of any additional or substituted member (including any amendment to the Operating Agreement required as a result thereof) which is permitted under the Operating Agreement, or (iii) the dissolution or termination of the Company, provided that such action is being taken in compliance with the provisions of the Operating Agreement.

Anti-Dilution Rights

The Interests do not have anti-dilution rights.

Restrictions on Transfer

The Interests may not be transferred by any investor during the one-year holding period beginning when the Interests were issued, unless such Interests are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act, 3) as part of an offering registered with the Securities and Exchange Commission or 4) to a member of the family of the investor or the equivalent, to a trust controlled by the investor, to a trust created for the benefit of a family member of the investor or the equivalent, or in connection with the death or divorce of the investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Remember that although you may legally be able to transfer the Interests, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Interests.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 20% or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company is managed by SDC Ventures, LLC, which is the sole Control Member of the Company. All matters of the Company are determined by a simple majority of the Control Members, as provided in the Operating Agreement, based on the number of Control Members and not based on the number of Interests held by such Control Members. SDC Ventures, LLC is managed by Charles Schaffer and Charles Schaffer is also the sole member of Bayedge, LLC, which is managed by Mr. Schaffer, the President of the Company. Bayedge, LLC owns 100% of the Profit Interests in the Company.

The entities listed in the table below, which are owned or controlled by Mr. Schaffer, loaned the amounts listed in the table below to Fairbrook Communities, LLC in a series of promissory notes dated from July 1, 2020 to May 7, 2021. These promissory notes were book transferred from Fairbrook Communities, LLC to the Company on July 1, 2021 for a total initial capital contribution of $232,600, and each entity holds Interest in the Company as described below as of March 31, 2022.

Name of Holder	Contribution	Interests Held
Charles Schaffer as Trustee of Sandview Retirement Trust	$50,000	10
Charles Schaffer 2019 Trust	$35,000	7
Mona Schaffer as Trustee of Sandview Retirement Trust	$50,000	10
Mona Schaffer 2019 Trust	$35,000	7
SDC Ventures, LLC	$62,600	12.52

As of December 31, 2021, the Company had a deferred expense in the amount of $32,191.29 relating to certain offering expenses paid by SDC Ventures, LLC, an entity controlled by Mr. Schaffer.

Empire CM, Inc., is the general contractor and construction manager for the project. Empire CM is owned and controlled by the principals of Fairbrook Communities, LLC: James Walters and Matthew Walters.

Conflicts of Interest

As disclosed above, the Company is managed by SDC Ventures, LLC. SDC Ventures, LLC, is managed by Charles Schaffer and its sole member is Bayedge, LLC, which is managed by Mr. Schaffer, the President of the Company. Accordingly, your interests and the interests of these entities or Mr. Schaffer, in his capacity as the President of the Company, may be in conflict.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

SDC Flamingo Bay MV, LLC

/s/Charles Schaffer

April 28, 2022   Charles Schaffer, President

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

SDC Flamingo Bay MV, LLC

/s/Charles Schaffer

April 28, 2022   Charles Schaffer, President

EXHIBIT A

Financial Statements

32

SDC FLAMINGO BAY
Balance Sheet
As of December 31, 2021

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	
Cash in Bank - First Internet	82,023.92
Total Checking/Savings	82,023.92
Other Current Assets	
Deferred Expense-SDC Cap Ventur	32,191.29
Total Other Current Assets	32,191.29
Total Current Assets	114,215.21
Other Assets	
Investment - FB Flamingo Bay	2,100,000.00
Total Other Assets	2,100,000.00
TOTAL ASSETS	**2,214,215.21**
LIABILITIES & EQUITY	
Equity	
Partners' Capital	
Acclaim Properties LLC	25,000.00
Anderson, Samuel L	500,000.00
Charles Schaffer 2019 Trust	35,000.00
Garigipati, Rajesh	50,000.00
James Kimo Storke	15,000.00
KANKC Irrevocable Trust	300,000.00
Lehman, Jeff	366,500.00
Lightner, Norma	75,000.00
Miller, Jim & Norma	50,000.00
Mona Schaffer 2019 Trust	35,000.00
Robertson, Scott	75,000.00
Salazar, Ricardo	175,000.00
Schaffer Charles Sandview Retir	50,000.00
Schaffer, Mona Sandview Retirem	50,000.00
SDC Ventures	62,600.00
Shrensky Family Partnership LP	150,000.00
Six Tier LLC	100,000.00
Turner, David	50,000.00
Wong, Monica	50,000.00
Total Partners' Capital	2,214,100.00
Net Income	115.21
Total Equity	2,214,215.21
TOTAL LIABILITIES & EQUITY	**2,214,215.21**

SDC FLAMINGO BAY
Profit & Loss
January through December 2021

	Jan - Dec 21
Ordinary Income/Expense	
Expense	
Fees	50.00
Wire Fees	175.00
Total Expense	225.00
Net Ordinary Income	-225.00
Other Income/Expense	
Other Income	
Interest Income	340.21
Total Other Income	340.21
Net Other Income	340.21
Net Income	**115.21**